UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STORE Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

862121100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STORE Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 82,802,026 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 82,802,026 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   In its capacity as the direct owner of 82,802,026 shares of common stock of STORE Capital Corporation.

(2)  All calculations of percentage ownership herein are based on a total of 115,051,281 shares of common stock of the Issuer (the “Shares”) outstanding as of November 17, 2014, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 19, 2014 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, including the full exercise of the underwriters’ option to purchase additional Shares as disclosed in the Issuer’s Current Report on Form 8-K filed on November 26, 2014.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM STR Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) PN

(1)   Solely in its capacity as a substantial unitholder in STORE Holding Company, LLC.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM STR Holdings II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) PN

(1)   Solely in its capacity as a substantial unitholder in STORE Holding Company, LLC.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM FIE, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) OO

(1)   Solely in its capacity as general partner of OCM STR Holdings, L.P. and OCM STR Holdings II, L.P.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) PN

(1)   Solely in its capacity as the managing member of OCM FIE, LLC.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) CO

(1)   Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) OO

(1)   Solely in its capacity as sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 862121100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Group Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 82,802,026 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 82,802,026 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,802,026 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 72.0%

12.	Type of Reporting Person (See Instructions) OO

(1)   Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

Item 1.
(a)	Name of Issuer STORE Capital Corporation
(b)	Address of Issuer’s Principal Executive Offices 8501 East Princess Drive Suite 190 Scottsdale, AZ 85255

Item 2.
(a)-(c)

Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)  STORE Holding Company, LLC, a Delaware limited liability company (“STORE Holding”), in its capacity as the direct owner of 82,802,026 Shares;

(2)  OCM STR Holdings, L.P., a Delaware limited partnership (“STR Holdings”), in its capacity as a significant unitholder of STORE Holding;

(3)  OCM STR Holdings II, L.P., a Delaware limited partnership (“STR Holdings II”), in its capacity as a significant unitholder of STORE Holding;

(4)  OCM FIE, LLC, a Delaware limited liability company (“OCM FIE”), in its capacity as general partner of STR Holdings and STR Holdings II;

(5)  Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the managing member of OCM FIE;

(6)  Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(7)  Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings, Inc.; and

(8)  Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities, Common Stock, par value $0.01 per share
(e)	CUSIP Number 862121100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

STORE Holding directly owns 82,802,026 Shares, which would constitute approximately 72.0% of the Issuer’s outstanding shares of common stock, and has the sole power to vote and dispose of such Shares.

STR Holdings and STR Holdings II, in their collective capacity as majority unitholders of STORE Holding have the ability to direct the management of STORE Holding’s business, including the power to vote and dispose of securities directly held by STORE Holding; therefore, STR Holdings and STR Holdings II may be deemed to beneficially own the Shares held by STORE Holding.

OCM FIE, in its capacity as the general partner of each of STR Holdings and STR Holdings II, has the ability to direct the management of each of STR Holdings’ and STR Holdings II’s business, including the power to vote and dispose of securities directly held by STORE Holding; therefore, OCM FIE may be deemed to have indirect beneficial ownership of the securities directly held by STORE Holding.

Management, in its capacity as the managing member of OCM FIE, has the ability to direct the management of the business of OCM FIE, including the power to direct the decisions of OCM FIE regarding the vote and disposition of securities directly held by STORE Holding; therefore, Management may be deemed to have indirect beneficial ownership of the securities directly held by STORE Holding.

Holdings, Inc., in its capacity as general partner of Management has the ability to direct the management Management’s business, including the power to vote and dispose of securities directly held by STORE

Holding; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities directly held by STORE Holding.

OCG, in its capacity as the sole shareholder of Holdings, Inc. has the ability to appoint and remove the directors and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities directly held by STORE Holding; therefore, OCG may be deemed to have indirect beneficial ownership of the securities directly held by STORE Holding.

OCGH, in its capacity as the duly elected manager of OCG, has the ability to appoint and remove directors of OCG, and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by STORE Holding; therefore, OCGH may be deemed to have indirect beneficial ownership of the Shares held by STORE Holding.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 115,051,281 Shares outstanding as of November 17, 2014, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 19, 2014 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, including the full exercise of the underwriters’ option to purchase additional Shares as disclosed in the Issuer’s current report on Form 8-K filed on November 26, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated: February 6, 2015

STORE HOLDING COMPANY, LLC

By:	/s/ Michael T. Bennett
Name: Michael T. Bennett
Title: EVP-General Counsel, Chief Compliance Officer, Secretary & Asst. Treasurer

OCM STR HOLDINGS, L.P.

By: OCM FIE, LLC, its general partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OCM STR HOLDINGS II, L.P.

By: OCM FIE, LLC, its general partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 6, 2015

STORE HOLDING COMPANY, LLC

By:	/s/ Michael T. Bennett
Name: Michael T. Bennett
Title: EVP-General Counsel, Chief Compliance Officer, Secretary & Asst. Treasurer

OCM STR HOLDINGS, L.P.

By: OCM FIE, LLC, its general partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OCM STR HOLDINGS II, L.P.

By: OCM FIE, LLC, its general partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director